Tanzanian Royalty Exploration Corporation

Consolidated Financial Statements

For the years ended
August 31, 2013 and 2012

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying consolidated financial statements of Tanzanian Royalty Exploration Corporation were prepared by management in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board. Management acknowledges responsibility for the preparation and presentation of the consolidated financial statements, including responsibility for significant accounting judgments and estimates and the choice of accounting principles and methods that are appropriate to the Company’s circumstances. The significant accounting policies of the Company are summarized in Note 3 to the consolidated financial statements.

Management has established processes, which are in place to provide them with sufficient knowledge to support management representations that they have exercised reasonable diligence that (i) the consolidated financial statements do not contain any untrue statement of material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it is made, as of the date of and for the year presented by the consolidated financial statements and (ii) the consolidated financial statements fairly present in all material respects the financial condition and results of operations of the Company, as of the date of and for the year presented by the consolidated financial statements.

The Board of Directors is responsible for ensuring that management fulfills its financial reporting responsibilities and for reviewing and approving the consolidated financial statements together with other financial information. An Audit Committee assists the Board of Directors in fulfilling this responsibility. The Audit Committee meets with management to review the internal controls over the financial reporting process. The Audit Committee meets with management as well as with the independent auditors to review the consolidated financial statements and the auditors' report. The Audit Committee also reviews the Annual Report to ensure that the financial information reported therein is consistent with the information presented in the consolidated financial statements. The Audit Committee reports its findings to the Board of Directors for its consideration in approving the consolidated financial statements together with other financial information of the Company for issuance to the shareholders.

Management recognizes its responsibility for conducting the Company’s affairs in compliance with established financial standards, and applicable laws and regulations, and for maintaining proper standards of conduct for its activities.

“James E. Sinclair”	“Steven Van Tongeren”
James E. Sinclair	Steven Van Tongeren
Chief Executive Officer	Chief Financial Officer

INDEPENDENT AUDITORS’ REPORT

OF REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of
Tanzanian Royalty Exploration Corporation

We have audited the accompanying consolidated financial statements of Tanzanian Royalty Exploration Corporation, which comprise the consolidated statement of financial position as at August 31, 2013, and the consolidated statements of comprehensive loss, changes in equity and cash flows for the year then ended, and a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audit is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Tanzanian Royalty Exploration Corporation as at August 31, 2013, and its financial performance and its cash flows for the year then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Other matter

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Tanzanian Royalty Exploration Corporation’s internal control over financial reporting as of August 31, 2013, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated November 8, 2013 expressed an unqualified opinion on Tanzanian Royalty Exploration Corporation’s internal control over financial reporting.

Vancouver, Canada,
November 8, 2013.	Chartered Accountants

KPMG LLP	Telephone	(604)	691-3000
Chartered Accountants	Fax	(604)	691-3031
PO Box 10426 777 Dunsmuir Street	Internet		www.kpmg.ca
Vancouver BC V7Y 1K3
Canada

INDEPENDENT AUDITORS’ REPORT OF REGISTERED PUBLIC

ACCOUNTING FIRM

To the Shareholders and Directors of Tanzanian Royalty Exploration Corporation

We have audited the accompanying consolidated financial statements of Tanzanian Royalty Exploration Corporation, which comprise the consolidated statement of financial position as at August 31, 2012, the consolidated statements of comprehensive loss, changes in equity and cash flow for the year ended August 31, 2012, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative
(“KPMG International”), a Swiss entity.
KPMG Canada provides services to KPMG LLP.

Tanzanian Royalty Exploration Corporation

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of Tanzanian Royalty Exploration Corporation as at August 31, 2012, and its consolidated financial performance and its consolidated cash flows for the year ended August 31, 2012, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/ KPMG LLP

Chartered Accountants

November 16, 2012
Vancouver, Canada

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting for the Company as defined in Rule 13a-15(f) under the Securities and Exchange Act of 1934. Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. The Company’s management, including our Chief Executive Officer and Chief Financial Officer, conducted an evaluation of the effectiveness of our internal control over financial reporting as of August 31, 2013. In making this assessment, the Company’s management used the criteria established in Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). The Company’s management has completed their review and testing of the Company’s internal control over financial reporting and concluded that they are appropriately designed and operating effectively as of August 31, 2013.

INDEPENDENT AUDITORS’ REPORT

OF REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Tanzanian Royalty Exploration Corporation

We have audited Tanzanian Royalty Exploration Corporation’s internal control over financial reporting as of August 31, 2013, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 framework) (the COSO criteria).

Tanzanian Royalty Exploration Corporation’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying “Management’s Report on Internal Control Over Financial Reporting”. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Tanzanian Royalty Exploration Corporation maintained, in all material respects, effective internal control over financial reporting as of August 31, 2013, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statement of financial position of Tanzanian Royalty Exploration Corporation as at August 31, 2013 and the related consolidated statements of comprehensive loss, changes in equity, and cash flow for the year then ended and our report dated November 8, 2013 expressed an unqualified opinion thereon.

Vancouver, Canada,
November 8, 2013.	Chartered Accountants

Tanzanian Royalty Exploration Corporation

Consolidated Statements of Financial Position
(Expressed in Canadian Dollars)

	August 31,	August 31,
As at	2013	2012
Assets
Current Assets
Cash and cash equivalents (Note 18)	$10,679,516	$20,058,678
Other financial assets (Note 7)	5,250	17,850
Other receivables (Note 15)	512,369	71,225
Inventory (Note 17)	11,849	248,395
Prepaid expenses (Note 14)	80,761	87,676
	11,289,745	20,483,824
Property, plant and equipment (Note 5)	971,388	1,209,710
Mineral properties and deferred exploration (Note 4)	45,932,207	44,017,541
	$58,193,340	$65,711,075

Liabilities
Current Liabilities
Trade, other payables and accrued liabilities (Note 16)	$1,264,420	$2,318,393
Convertible debt (Note 6)	1,085,221	-
Warrant liability (Note 8)	3,524,000	-
	5,873,641	2,318,393
Convertible debt (Note 6)	-	2,073,286
Warrant liability (Note 8)	-	8,114,000
	5,873,641	12,505,679
Shareholders’ equity
Share capital (Note 8)	115,614,202	113,476,858
Share based payment reserve (Note 10)	873,736	670,779
Warrants reserve (Note 9)	870,037	870,037
Accumulated deficit	(67,117,263)	(64,098,273)
Equity attributable to owners of the Company	50,240,712	50,919,401
Non-controlling interests (Note 4(j), 4(k))	2,078,987	2,285,995
Total shareholders’ equity	52,319,699	53,205,396
	$58,193,340	$65,711,075

Nature of operations (Note 1)

Segmented information (Note 19)

Commitments (Notes 4 and 20)

Subsequent event (Note 23)

The accompanying notes are an integral part of these consolidated financial statements

Tanzanian Royalty Exploration Corporation

Consolidated Statements of Comprehensive Loss
(Expressed in Canadian Dollars)

Year ended August 31,	2013	2012

Administrative expenses
Depreciation	$288,519	$379,603
Consulting	317,257	266,011
Directors’ fees (Note 11)	375,342	365,049
Office and general	388,675	437,380
Shareholder information	343,291	581,526
Professional fees	732,328	869,077
Salaries and benefits	1,388,160	1,596,951
Share based payments (Note 8)	1,053,509	777,630
Travel and accommodation	126,362	169,420
	(5,013,443)	(5,442,647)
Other income (expenses)
Foreign exchange	(5,215)	24,082
Interest, net	133,116	274,913
Interest accretion	(55,549)	(102,785)
Loss on other financial assets (Note 7)	(12,600)	(18,017)
Exploration costs	(497,263)	(84,518)
Change in value of warrant liability (Note 8)	4,590,000	(2,321,921)
Write-off of mineral properties and deferred exploration costs (Note 4)	(2,194,907)	(1,293,969)
Write-off of inventory	(246,548)	-
Modification of warrants (Note 8)	-	(183,000)
Withholding tax recoveries (costs)	76,411	250,019

Net loss and comprehensive loss	$(3,225,998)	$(8,897,843)

Loss and comprehensive loss for the year attributable to:
Owners of the Company	(3,018,990)	(8,729,293)
Non-controlling interests	(207,008)	(168,550)
	$(3,225,998)	$(8,897,843)

Loss per share – basic and diluted	$(0.03)	$(0.09)
Weighted average # of shares outstanding – basic and diluted	100,735,972	100,151,347

The accompanying notes are an integral part of these consolidated financial statements

	Tanzanian Royalty Exploration Corporation

	Consolidated Statements of Changes in Equity
		(Expressed in Canadian Dollars)

	Share Capital		Reserves

	Number of Shares	Amount	Share based payments	Warrants	Accumulated deficit	Owner's equity	Non controlling interests	Total equity

Balance at September 1, 2011	99,758,753	$109,935,253	$706,988	$1,353,990	$(55,504,339)	$56,491,892	$2,454,545	$58,946,437
Issued on conversion of convertible debt agreement	233,318	950,213	(30,638)	-	-	919,575	-	919,575
Shares issued for services	35,000	115,834	-	-	-	115,834	-	115,834
Issued pursuant to Restricted Share Unit ("RSU") Plan	182,866	1,024,793	(1,024,793)	-	-	-	-	-
RSU shares forfeited		-	(264,528)	-	-	(264,528)	-	(264,528)
Reserve transferred on exercise of compensation warrants		450,765	-	(450,765)	-	-	-	-
Transfer of warrants to warrant liability		-	-	(216,188)	135,359	(80,829)	-	(80,829)
Compensation warrants exercised	250,000	1,000,000	-	-	-	1,000,000	-	1,000,000
Modification of warrants		-	-	183,000	-	183,000	-	183,000
Share based compensation		-	1,283,750	-	-	1,283,750	-	1,283,750
Total comprehensive loss for the year		-	-	-	(8,729,293)	(8,729,293)	(168,550)	(8,897,843)
Balance at August 31, 2012	100,459,937	$113,476,858	$670,779	$870,037	$(64,098,273)	$50,919,401	$2,285,995	$53,205,396
Issued on conversion of convertible debt agreement	221,337	986,334	-	-	-	986,334	-	986,334
Issued pursuant to Restricted Share Unit ("RSU") Plan	241,308	1,151,010	(1,151,010)	-	-	-	-	-
Share based payments		-	1,353,967	-	-	1,353,967	-	1,353,967
Total comprehensive loss for the year		-	-	-	(3,018,990)	(3,018,990)	(207,008)	(3,225,998)
Balance at August 31, 2013	100,922,582	$115,614,202	$873,736	$870,037	$(67,117,263)	$50,240,712	$2,078,987	$52,319,699

The accompanying notes are an integral part of these consolidated financial statements

Tanzanian Royalty Exploration Corporation

Consolidated Statements of Cash Flow
(Expressed in Canadian Dollars)

Year ended August 31,	2013	2012

Operations
Net loss	$(3,225,998)	$(8,897,843)
Adjustments to reconcile net loss to cash flow from
operating activities:
Depreciation	288,519	379,603
Change in value of warrant liability	(4,590,000)	2,321,921
Modification of warrants	-	183,000
Shares issued for services	-	50,359
Share based payments	1,053,509	777,630
Loss on other financial assets	12,600	11,550
Cash interest paid	(74,486)	(67,964)
Cash interest received	124,432	259,116
Interest, net	-	(274,913)
Interest accretion	55,549	102,785
Non cash directors’ fees	208,572	289,448
Write-off of mineral properties	2,194,907	1,293,969
Write-off of inventory	246,548	-
Net change in non-cash operating working capital items:
Other receivables	(441,144)	85,909
Inventory	(10,002)	(24,877)
Prepaid expenses	6,915	(3,821)
Trade, other payables and accrued liabilities	12,126	(1,199,491)
Cash used in operations	(4,137,953)	(4,713,619)
Investing
Mineral properties and exploration expenditures	(5,232,798)	(8,564,005)
Option payments received and recoveries	41,786	50,114
Equipment and leasehold improvements, net	(50,197)	(142,283)
Cash used in investing activities	(5,241,209)	(8,656,174)
Financing
Share capital issued – net of issue costs	-	1,000,000
Cash provided from financing activities	-	1,000,000
Net decrease in cash and cash equivalents	(9,379,162)	(12,369,793)
Cash and cash equivalents, beginning of year	20,058,678	32,428,471
Cash and cash equivalents, end of year	$10,679,516	$20,058,678

The accompanying notes are an integral part of these consolidated financial statements

Tanzanian Royalty Exploration Corporation

Consolidated Statements of Cash Flow

(Expressed in Canadian Dollars)

Supplementary information:	2013	2012
Non-cash transactions:
Share based payments capitalized to mineral properties	$91,886	$17,138
Shares issued on conversion of convertible debt	986,334	950,213
Shares issued pursuant to RSU plan	1,151,010	1,024,793
Shares issued for services	-	115,834

The accompanying notes are an integral part of these consolidated financial statements

     Tanzanian Royalty Exploration Corporation

Notes to the Consolidated Financial Statements

For the Years Ended August 31, 2013 and 2012

1. Nature of Operations

The Company is in the process of exploring and evaluating its mineral properties. The business of exploring and mining for minerals involves a high degree of risk. The underlying value of the mineral properties is dependent upon the existence and economic recovery of mineral reserves, the ability to raise long-term financing to complete the development of the properties, government policies and regulations, and upon future profitable production or, alternatively, upon the Company’s ability to dispose of its interest on an advantageous basis; all of which are uncertain.

The amounts shown as mineral properties and deferred expenditures represent costs incurred to date, less amounts amortized and/or written off, and do not necessarily represent present or future values. The underlying value of the mineral properties is entirely dependent on the existence of economically recoverable reserves, securing and maintaining title and beneficial interest, the ability of the Company to obtain the necessary financing to complete development, and future profitable production.

At August 31, 2013 the Company had working capital of $5,416,104 (August 31, 2012 – $18,165,431), including warrant liability or a working capital of $8,940,104 (August 31, 2012 – $18,165,431) excluding warrant liability, had not yet achieved profitable operations, has accumulated losses of $67,117,263 (August 31, 2012 – $64,098,273) and expects to incur further losses in the development of its business. In the long term, the Company will require additional financing in order to conduct its planned work programs on mineral properties, meet its ongoing levels of corporate overhead and discharge its future liabilities as they come due.

2. Basis of Preparation

2.1 Statement of compliance

The Company was originally incorporated under the corporate name “424547 Alberta Ltd.” in the Province of Alberta on July 5, 1990, under the Business Corporations Act (Alberta). The name was changed to “Tan Range Exploration Corporation” on August 13, 1991. The name of the Company was again changed to “Tanzanian Royalty Exploration Corporation” (“TREC” or the “Company”) on February 28, 2006. The address of the Company’s registered office is 400 3rd Avenue SW, Suite 3700, Calgary, Alberta T2P 4H2 Canada. The Company’s principal business activity is in the exploration and development of mineral property interests. The Company’s mineral properties are located in United Republic of Tanzania. The consolidated financial statements of the Company as at and for the years ended August 31, 2013 and 2012 comprise of the Company and its subsidiaries (together referred to as the “Company” or “Group”).

The Company’s consolidated financial statements, including comparatives, have been prepared in accordance with and using accounting policies in full compliance with the International Financial Reporting Standards (“IFRS”) and International Accounting Standards (“IAS”) issued by the International Accounting Standards Board (“IASB”) and Interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”), effective for the Company’s reporting for the year ended August 31, 2013.

These consolidated financial statements were approved and authorized by the Board of Directors of the Company on November 8, 2013.

2.2 Basis of presentation

The consolidated financial statements have been prepared on the historical cost basis except for certain financial instruments, which are measured at fair value, as explained in the accounting policies set out in note 3.

Tanzanian Royalty Exploration Corporation

Notes to the Consolidated Financial Statements

For the Years Ended August 31, 2013 and 2012

2.	Basis of Preparation (continued)

Adoption of new and revised standards and interpretations
The IASB issued a number of new and revised International Accounting Standards, International Financial Reporting Standards, amendments and related interpretations which are effective for the Company’s financial year beginning on or after September 1, 2012. For the purpose of preparing and presenting the Financial Information for the relevant periods, the Company has consistently adopted all new standards for the relevant reporting periods.

  At the date of authorization of these financial statements, the IASB and IFRIC has issued the following new and revised Standards and Interpretations which are not yet effective for the relevant reporting periods.

IFRS 7 ‘Financial Instruments, Disclosures’ - effective for annual periods beginning on or after January 1, 2013, IFRS 7 has been amended to provide more extensive quantitative disclosures for financial instruments that are offset in the statement of financial position or that are subject to enforceable master netting similar arrangements.

IFRS 9 ‘Financial Instruments: Classification and Measurement’ – effective for annual periods beginning on or after January 1, 2015, with early adoption permitted, introduces new requirements for the classification and measurement of financial instruments.

IFRS 10 ‘Consolidated Financial Statements’ – effective for annual periods beginning on or after January 1, 2013, with early adoption permitted, establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities.

IFRS 11 ‘Joint Arrangements’ - effective for annual periods beginning on or after January 1, 2013, with early adoption permitted, provides for a more realistic reflection of joint arrangements by focusing on the rights and obligations of the arrangement, rather than its legal form.

IFRS 12 ‘Disclosure of Interests in Other Entities’ - effective for annual periods beginning on or after January 1, 2013, with early adoption permitted, requires the disclosure of information that enables users of financial statements to evaluate the nature of, and risks associated with its interests in other entities and the effects of those interests on its financial position, financial performance and cash flows.

IFRS 13 ‘Fair Value Measurement’ - effective for annual periods beginning on or after January 1, 2013, with early adoption permitted, provides the guidance on the measurement of fair value and related disclosures through a fair value hierarchy.

IAS 27 ‘Separate Financial Statements’ - effective for annual periods beginning on or after January 1, 2013, as a result of the issue of the new consolidation suite of standards, IAS 27 Separate Financial Statements has been reissued, as the consolidation guidance will now be included in IFRS
10. IAS 27 will now only prescribe the accounting and disclosure requirements for investments in subsidiaries, joint ventures and associates when an entity prepares separate financial statements.

IAS 28 ‘Investments in Associates and Joint Ventures’ - effective for annual periods beginning on or after January 1, 2013, as a consequence of the issue of IFRS 10, IFRS 11 and IFRS 12, IAS 28 has been amended and will provide the accounting guidance for investments in associates and to set out requirements for the application of the equity method when accounting for investments in and joint ventures. The amended IAS 28 will be applied by all entities that are investors joint control of, or significant influence over, an investee.

  Tanzanian Royalty Exploration Corporation

  Notes to the Consolidated Financial Statements

  For the Years Ended August 31, 2013 and 2012

2.	Basis of Preparation (continued)

  IAS 32 ‘Financial instruments, Presentation’ - In December 2011, effective for annual periods beginning on or after January 1, 2013, IAS 32 was amended to clarify the requirements for offsetting financial assets and liabilities. The amendments clarify that the right of offset must be available on the current date and cannot be contingent on a future date.

2.3	Adoption of new and revised standards and interpretations (continued)

  Management anticipates that where required, the above standards will be adopted at the applicable effective dates in the Company's financial statements, and is in the process of considering the impact of adoption of these standards.

3. Summary of Significant Accounting Policies
3.1	Basis of consolidation

  The consolidated financial statements include the financial statements of the Company and its wholly controlled subsidiaries: Tanzania American International Development Corporation 2000 Limited ("Tanzam"), Tancan Mining Co. Limited ("Tancan"), Buckreef Gold Company Ltd. ("Buckreef"), and Northwestern Base Metals Company Limited ("NWBM"). Control is achieved when the Company has power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

  Subsidiaries are consolidated from the date of acquisition, being the date on which the Company obtains control, and continued to be consolidated until the date when such control ceases. The financial statements of the subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies.

  The consolidated financial statements of the Company set out the assets, liabilities, expenses, and cash flows of the Corporation and its subsidiaries, namely:

		Ownership interest as at August 31,
	Country of
	incorporation	2013	2012
Tanzam	Tanzania	100%	100%
Tancan	Tanzania	100%	100%
Buckreef	Tanzania	55%	55%
NWBM	Tanzania	75%	0%

  All intra-company transactions, balances, income and expenses are eliminated in full on consolidation.

  Non controlling interests in the net assets of consolidated subsidiaries are identified separately from the Company’s equity therein. Total comprehensive income within a subsidiary is attributed to the non-controlling interest even if it results in a negative balance.

  Tanzanian Royalty Exploration Corporation

  Notes to the Consolidated Financial Statements

  For the Years Ended August 31, 2013 and 2012

  3. Summary of Significant Accounting Policies (continued) 3.2 Mineral properties

  All direct costs related to the acquisition and exploration and development of specific properties are capitalized as incurred. If a property is brought into production, these costs will be amortized against the income generated from the property. If a property is abandoned, sold or impaired, an appropriate charge will be made to the statement of comprehensive loss at the date of such impairment. Discretionary option payments arising on the acquisition of mining properties are only recognized when paid. Amounts received from other parties to earn an interest in the Company's mining properties are applied as a reduction of the mining property and deferred exploration and development costs until all capitalized costs are recovered at which time additional reimbursements are recorded in the statement of comprehensive loss, except for administrative reimbursements which are credited to operations.

  Consequential revenue from the sale of metals, extracted during the Company's test mining activities, is recognized on the date the mineral concentrate level is agreed upon by the Company and customer, as this coincides with the transfer of title, the risk of ownership, the determination of the amount due under the terms of settlement contracts the Company has with its customer, and collection is reasonably assured. Revenues from properties earned prior to the commercial production stage are deducted from capitalized costs.

  The amounts shown for mining claims and related deferred costs represent costs incurred to date, less amounts expensed or written off, reimbursements and revenue, and do not necessarily reflect present or future values of the particular properties. The recoverability of these costs is dependent upon discovery of economically recoverable reserves and future production or proceeds from the disposition thereof.

  The Company reviews the carrying value of a mineral exploration property when events or changes in circumstances indicate that the carrying value may not be recoverable. If the carrying value of the property exceeds its fair value, the property will be written down to fair value with the provision charged against operations in the year of impairment. An impairment is also recorded when management determines that it will discontinue exploration or development on a property or when exploration rights or permits expire.

  Ownership in mineral properties involves certain risks due to the difficulties in determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyance history characteristic of many mineral interests. The Company has investigated the ownership of its mineral properties and, to the best of its knowledge, ownership of its interests are in good standing.

  Capitalized mineral property exploration costs are those directly attributable costs related to the search for, and evaluation of mineral resources that are incurred after the Company has obtained legal rights to explore a mineral property and before the technical feasibility and commercial viability of a mineral reserve are demonstrable. Any cost incurred prior to obtaining the legal right to explore a mineral property are expensed as incurred. Field overhead costs directly related to exploration are capitalized and allocated to mineral properties explored. All other overhead and administration costs are expensed as incurred.

  Once an economically viable reserve has been determined for a property and a decision has been made to proceed with development has been approved, acquisition, exploration and development costs previously capitalized to the mineral property are first tested for impairment and then classified as property, plant and equipment under construction.

  Tanzanian Royalty Exploration Corporation

  Notes to the Consolidated Financial Statements

  For the Years Ended August 31, 2013 and 2012

  3. Summary of Significant Accounting Policies (continued)

  3.3 Property, plant and equipment

  Property, plant and equipment (“PPE”) are stated at cost less accumulated depreciation and accumulated impairment losses. The cost of an item of PPE consists of the purchase price, any costs directly attributable to bringing the asset to the location and condition necessary for its intended use and an initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

  Depreciation is provided at rates calculated to write off the cost of PPE, less their estimated residual value, using the declining balance method over the following expected useful lives:

Assets	Rate

Machinery and equipment	20% to 30%
Automotive	30%
Computer equipment	30%
Drilling equipment and automotive equipment	6.67%
Leasehold improvements	20%

  An item of PPE is derecognized upon disposal, when held for sale or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on disposal of the asset, determined as the difference between the net disposal proceeds and the carrying amount of the asset, is recognized in the consolidated statement of comprehensive loss.

  The Company conducts an annual assessment of the residual balances, useful lives and depreciation methods being used for PPE and any changes arising from the assessment are applied by the Company prospectively.

  Where an item of plant and equipment comprises major components with different useful lives, the components are accounted for as separate items of plant and equipment. Expenditures incurred to replace a component of an item of property, plant and equipment that is accounted for separately, including major inspection and overhaul expenditures are capitalized.

  3.4 Decommissioning, restoration and similar liabilities ("Asset retirement obligation" or "ARO")

  The Company recognizes liabilities for statutory, contractual, constructive or legal obligations, including those associated with the reclamation of mineral properties and PPE, when those obligations result from the acquisition, construction, development or normal operation of the Company's assets. Initially, a liability for an asset retirement obligation is recognized at its fair value in the period in which it is incurred. Upon initial recognition of the liability, the corresponding asset retirement obligation is added to the carrying amount of the related asset and the cost is amortized as an expense over the economic life of the asset using the declining balance method. Following the initial recognition of the asset retirement obligation, the carrying amount of the liability is increased for the passage of time and adjusted for changes to the current market based discount rate, and adjusted for changes to the amount or timing of the underlying cash flows needed to settle the obligation. As of August 31, 2013, and 2012 no liability for asset retirement obligations exists.

  3.5 Share based payments

  Share based payment transactions

  Employees (including directors and senior executives) of the Company receive a portion of their remuneration in the form of share based payment transactions, whereby employees render services as consideration for equity instruments ("equity settled transactions").

  In situations where equity instruments are issued and some or all of the goods or services received by the entity as consideration cannot be specifically identified, they are measured at fair value of the share based payment.

  Tanzanian Royalty Exploration Corporation

  Notes to the Consolidated Financial Statements

  For the Years Ended August 31, 2013 and 2012

  3. Summary of Significant Accounting Policies (continued)

  3.5 Share based payments (continued)

  Equity settled transactions

  The costs of equity settled transactions with employees are measured by reference to the fair value at the date on which they are granted.

  The costs of equity settled transactions are recognized, together with a corresponding increase in equity, over the period in which the performance and/or service conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award ("the vesting date"). The cumulative expense is recognized for equity settled transactions at each reporting date until the vesting date reflects the Company's best estimate of the number of equity instruments that will ultimately vest. The profit or loss charge or credit for a period represents the movement in cumulative expense recognized as at the beginning and end of that period and the corresponding amount is represented in share based payment reserve.

  No expense is recognized for awards that do not ultimately vest, except for awards where vesting is conditional upon a market condition, which are treated as vesting irrespective of whether or not the market condition is satisfied provided that all other performance and/or service conditions are satisfied.

  Where the terms of an equity settled award are modified, the minimum expense recognized is the expense as if the terms had not been modified. An additional expense is recognized for any modification which increases the total fair value of the share based payment arrangement, or is otherwise beneficial to the employee as measured at the date of modification.

  The effect of outstanding options is considered in the computation of earnings per share, if dilutive.

  3.6 Taxation

  Income tax expense represents the sum of tax currently payable and deferred tax.

  Current income tax

  Current income tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted by the date of the statement of financial position.

  Deferred income tax

  Deferred income tax is provided using the liability method on temporary differences at the date of the statement of financial position between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

  Deferred income tax liabilities are recognized for all taxable temporary differences, except:

•	where the deferred income tax liability arises from the initial recognition of goodwill or of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and
•	in respect of taxable temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

  Tanzanian Royalty Exploration Corporation

  Notes to the Consolidated Financial Statements

  For the Years Ended August 31, 2013 and 2012

  3. Summary of Significant Accounting Policies (continued)

  3.6 Taxation (continued)

  Deferred income tax assets are recognized for all deductible temporary differences, carry forward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences and the carry forward of unused tax credits and unused tax losses can be utilized except:

•	where the deferred income tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and
•	in respect of deductible temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, deferred income tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

  The carrying amount of deferred income tax assets is reviewed at each date of the statement of financial position and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized. Unrecognized deferred income tax assets are reassessed at each date of the statement of financial position and are recognized to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.

  Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the date of the statement of financial position.

  Deferred income tax relating to items recognized directly in equity is recognized in equity and not in the statement of comprehensive loss.

  Deferred income tax assets and deferred income tax liabilities are offset if, and only if, a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred tax assets and liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities which intend to either settle current tax liabilities and assets on a net basis, or to realize the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred tax assets or liabilities are expected to be settled or recovered.

  Sales tax

  Expenses and assets are recognized net of the amount of sales tax, except:

•	When the sales tax incurred on a purchase of assets or services is not recoverable from the taxation authority, in which case the sales tax is recognised as part of the cost of acquisition of the asset or as part of the expense item, as applicable
•	When receivables and payables are stated with the amount of sales tax included

  The net amount of sales tax recoverable from, or payable to, the taxation authority is included as part of receivables or payables in the statement of financial position.

  Tanzanian Royalty Exploration Corporation

  Notes to the Consolidated Financial Statements

  For the Years Ended August 31, 2013 and 2012

  3. Summary of Significant Accounting Policies (continued)

  3.7 Loss per share

  The basic loss per share is computed by dividing the net loss by the weighted average number of common shares outstanding during the period. The diluted loss per share reflects the potential dilution of common share equivalents, such as outstanding restricted stock units and share purchase warrants, in the weighted average number of common shares outstanding during the year, if dilutive.

  3.8 Financial assets

  All financial assets are initially recorded at fair value and designated upon inception into one of the following four categories: held to maturity, available for sale, loans and-receivables or at fair value through profit or loss ("FVTPL"). The Company initially recognizes loans and receivables on the date they are originated. All other financial assets are recognized on the trade date at which the Company becomes party to the contractual provisions of the instruments.

  Subsequent to initial recognition, financial assets classified as FVTPL are measured at fair value with unrealized gains and losses recognized through earnings. The Company's other financial assets are classified as FVTPL.

  Financial assets classified as loans and receivables and held to maturity are measured at amortized cost. The Company's cash and cash equivalents and trade and other receivables are classified as loans and-receivables.

  Subsequent to initial recognition, financial assets classified as available for sale are measured at fair value with unrealized gains and losses recognized in other comprehensive income (loss) except for losses in value that are considered other than temporary. During the periods presented, the Company has not classified any financial assets as available for sale.

  Transactions costs associated with FVTPL financial assets are expensed as incurred, while transaction costs associated with all other financial assets are included in the initial carrying amount of the asset.

  The Company derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the rights and rewards of ownership of the financial asset are transferred.

  3.9 Financial liabilities

  All financial liabilities are initially recorded at fair value and designated upon inception as FVTPL or other financial liabilities on the trade date at which the Company becomes party to the contractual provisions of the instrument.

  Financial liabilities classified as other financial liabilities are initially recognized at fair value less directly attributable transaction costs. After initial recognition, other financial-liabilities are subsequently measured at amortized cost using the effective interest method. The effective interest method is a method of calculating the amortized cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments through the expected life of the financial liability, or, where appropriate, a shorter period. The Company's trade and other payables and convertible debt are classified as other financial liabilities.

  Financial liabilities classified as FVTPL include financial liabilities held for trading and financial liabilities designated upon initial recognition as FVTPL. Derivatives, including separated embedded derivatives are also classified as FVTPL unless they are designated as effective hedging instruments. Fair value changes on financial liabilities classified as FVTPL are recognized through the statement of comprehensive loss. At August 31, 2013 and 2012 the Company's warrant liability has been classified as FVTPL.

  Tanzanian Royalty Exploration Corporation

  Notes to the Consolidated Financial Statements

  For the Years Ended August 31, 2013 and 2012

  3. Summary of Significant Accounting Policies (continued)

  3.9 Financial liabilities (continued)

  The Company derecognizes a financial liability when its contractual obligations are discharged or cancelled, as they expire.

  3.10 Impairment of financial assets

  The Company assesses at each date of the statement of financial position whether a financial asset is impaired.

  Assets carried at amortized cost

  If there is objective evidence that an impairment loss on assets carried at amortized cost has been incurred, the amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows discounted at the financial asset's original effective interest rate. The carrying amount of the asset is then reduced by the amount of the impairment. The amount of the loss is recognized in profit or loss.

  If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed to the extent that the carrying value of the asset does not exceed what the amortized cost would have been had the impairment not been recognized. Any subsequent reversal of an impairment loss is recognized in profit or loss.

  In relation to trade receivables, a provision for impairment is made and an impairment loss is recognized in profit and loss when there is objective evidence (such as the probability of insolvency or significant financial difficulties of the debtor) that the Company will not be able to collect all of the amounts due under the original terms of the invoice. The carrying amount of the receivable is reduced through use of an allowance account. Impaired debts are written off against the allowance account when they are assessed as uncollectible.

  Available-for-sale

  If an available for sale asset is impaired, an amount comprising the difference between its cost and its current fair value, less any impairment loss previously recognized in profit or loss, is transferred from equity to profit or loss. Reversals in respect of equity instruments classified as available for sale are not recognized in profit or loss.

  3.11 Impairment of non-financial assets

  At each date of the statement of financial position, the Company reviews the carrying amounts of its tangible and intangible assets to determine whether there is an indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where it is not possible to estimate the recoverable amount of an individual asset, the Company estimates the recoverable amount of the cash generating unit to which the assets belong.

  Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

  If the recoverable amount of an asset (or cash generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (or cash generating unit) is reduced to its recoverable amount. An impairment loss is recognized immediately in the statement of comprehensive loss, unless the relevant asset is carried at a re-valued amount, in which case the impairment loss is treated as a revaluation decrease.

  Tanzanian Royalty Exploration Corporation

  Notes to the Consolidated Financial Statements

  For the Years Ended August 31, 2013 and 2012

  3. Summary of Significant Accounting Policies (continued)

  3.11 Impairment of non-financial assets (continued)

  Where an impairment loss subsequently reverses, the carrying amount of the asset (cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash generating unit) in prior years.

  3.12 Cash and cash equivalents

  Cash and cash equivalents in the statement of financial position comprise cash at banks and on hand, and short term deposits with an original maturity of three months or less, which are readily convertible into a known amount of cash.

  3.13 Related party transactions

  Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or common significant influence. Related parties may be individuals or corporate entities. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties. Related party transactions that are in the normal course of business and have commercial substance are measured at the exchange amount, being the amount agreed by the parties to the transaction.

  3.14 Foreign currency transactions

  Functional and presentation currency

  Items included in the financial statements of each of the Company's entities are measured using the currency of the primary economic environment in which the entity operates ("the functional currency"). The functional currency of the Company and each of its subsidiaries is the Canadian Dollar ("CDN"). The consolidated financial statements are presented in Canadian Dollars which is the Company's presentation currency.

  Transactions and balances

  Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions or valuation where items are re-measured. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at period-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the statement of comprehensive loss.

  3.15 Significant accounting judgments and estimates

  The preparation of these consolidated financial statements requires management to make judgements and estimates and form assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. On an ongoing basis, management evaluates its judgements and estimates in relation to assets, liabilities, revenue and expenses. Management uses historical experience and various other factors it believes to be reasonable under the given circumstances as the basis for its judgements and estimates. Actual outcomes may differ from these estimates under different assumptions and conditions. The most significant estimates relate to the appropriate depreciation rate for property, plant and equipment, the valuation of warrant liability, the recoverability of accounts receivable, the valuation of deferred income tax amounts, impairment testing of mineral properties and deferred exploration and property, plant and equipment and the calculation of share based payments. The most significant judgements relate to the recognition of deferred tax assets and liabilities and asset retirement obligations, the determination of the economic viability of a project or mineral property and the determination of functional currencies.

  Tanzanian Royalty Exploration Corporation

  Notes to the Consolidated Financial Statements

  For the Years Ended August 31, 2013 and 2012

  3. Summary of Significant Accounting Policies (continued)

  3.16 Inventory

  Inventory consists of supplies for the Company's drilling rig to be consumed during the course of exploration development and operations. Cost represents the delivered price of the item.

  4. Mineral Properties

  The Company explores or acquires gold or other precious metal concessions through its own efforts or through the efforts of its subsidiaries. All of the Company's concessions are located in Tanzania.

  The Company's mineral interests in Tanzania are initially held under prospecting licenses granted pursuant to the Mining Act, 2010 (Tanzania) for a period of up to four years, and are renewable two times for a period of up to two years each. Annual rental fees for prospecting licenses are based on the total area of the license measured in square kilometres, multiplied by USD$100/sq.km for the initial period, USD$150/sq.km for the first renewal and USD$200/sq.km for the second renewal. With each renewal at least 50% of the licensed area, if greater than 20 square kilometres, must be relinquished and if the Company wishes to keep the relinquished one-half portion, it must file a new application for the relinquished portion. There is also an initial one-time "preparation fee" of USD$500 per license. Upon renewal, there is a renewal fee of USD$300 per license.

  Certain of the Company's prospecting licenses are currently being renewed.

  The Company assessed the carrying value of mineral properties and deferred exploration costs as at August 31, 2013 and recorded a write-down of $2,194,907 during the year ended August 31, 2013 (2012 - $1,293,969).

		Tanzanian Royalty Exploration Corporation
		Notes to the Consolidated Financial Statements
		For the Years Ended August 31, 2013 and 2012

4. Mineral Properties (continued)

The continuity of expenditures on mineral properties is as follows:

	Itetemia	Luhala	Kigosi	Lunguya	Kanagele	Tulawaka Ushirombo Mbogwe Biharamulu				Buckreef	Kabanga	Other
	(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)	(l)	(k)	Total

Balance, September 1, 2011	$5,823,059	$3,727,626	$13,753,050	$3,184,675	$1,124,487	$636,175	$264,355	$82,039	$124,329	$6,875,788	$-	$121,934	$35,717,517
Exploration expenditures:
Camp, field supplies and travel	14,565	-	116,566	34,976	-	-	-	-	-	424,035	-	-	590,142
License fees and exploration and field overhead	1,420	1,340	47,581	71,737	2,755	3,573	6,285	12,463	7,211	1,124,484	-	88,114	1,366,963
Geological consulting and field wages	-	-	-	-	-	-	-	-	-	664,513	-	-	664,513
Geophysical and geochemical	-	30,381	-	90,050	-	-	-	-	-	569,283	-	-	689,714
Property acquisition costs	37,070	-	3,892	13,326	17,693	17,092	-	-	-	108,804	-	13,070	210,947
Trenching and drilling	-	-	39,636	28,527	-	-	-	-	-	6,053,665	-	-	6,121,828
Recoveries	(41,834)	-	-	-	-	-	-	(176)	(2,250)	-	-	(5,854)	(50,114)
	11,221	31,721	207,675	238,616	20,448	20,665	6,285	12,287	4,961	8,944,784	-	95,330	9,593,993
	5,834,280	3,759,347	13,960,725	3,423,291	1,144,935	656,840	270,640	94,326	129,290	15,820,572	-	217,264	45,311,510
Write-offs	(46,544)	-	-	-	(297,588)	(331,402)	(266,379)	(13,019)	(129,290)	-	-	(209,747)	(1,293,969)
Balance, August 31, 2012	$5,787,736	$3,759,347	$13,960,725	$3,423,291	$847,347	$325,438	$4,261	$81,307	$-	$15,820,572	$-	$7,517	$44,017,541
Exploration expenditures:
Camp, field supplies and travel	20,408	-	11,288	(227)	-	-	-	-	-	231,466	-	-	262,935
License fees and exploration and field overhead	65,755	10,169	337,710	71,638	33,675	80,250	34,270	3,546	18,022	1,254,651	655,051	20,717	2,585,454
Geological consulting and field wages	74,750	-	-	-	-	-	-	-	-	418,315	-	-	493,065
Geophysical and geochemical	-	-	(6,431)	(10,596)	-	-	-	-	-	122,443	-	-	105,416
Property acquisition costs	37,054	-	(10,092)	-	11,705	-	-	-	-	(29,849)	129,825	-	138,643
Trenching and drilling	-	-	(33,630)	(13)	-	-	-	-	-	599,489	-	-	565,846
Recoveries	(40,650)	-	-	-	-	-	-	-	(1,116)	-	-	(20)	(41,786)
	157,317	10,169	298,845	60,802	45,380	80,250	34,270	3,546	16,906	2,596,515	784,876	20,697	4,109,573
Write-offs	-	(6,983)	(469,940)	(103,636)	(892,727)	(405,688)	(38,531)	(84,853)	(16,906)	-	(147,429)	(28,214)	(2,194,907)
Balance, August 31, 2013	$5,945,053	$3,762,533	$13,789,630	$3,380,457	$-	$-	$-	$-	$-	$18,417,087	$637,447	$-	$45,932,207

  Tanzanian Royalty Exploration Corporation

  Notes to the Consolidated Financial Statements

  For the Years Ended August 31, 2013 and 2012

4.	Mineral Properties (continued)

(a)	Itetemia Project:

  Through prospecting and mining option agreements, the Company has options to acquire interests in several ltetemia property prospecting licenses. The prospecting licenses comprising the Itetemia property are held by the Company; through the Company's subsidiaries, Tancan or Tanzam. In the case of one prospecting license, Tancan acquired its interest pursuant to the State Mining Corporation ("Stamico") Venture Agreement dated July 12, 1994, as amended June 18, 2001, July 2005, and October 13, 2008.

  Stamico retains a 2% royalty interest as well as a right to earn back an additional 20% interest in the prospecting license by meeting 20% of the costs required to place the property into production. The Company retains the right to purchase one-half of Stamico's 2% royalty interest in exchange for USD$1,000,000.

  The Company is required to pay Stamico an annual option fee of USD$25,000 per annum until commercial production.

  As at August 31, 2013, there are no licenses subject to an Option Agreement with Barrick Exploration Africa Ltd. (BEAL) (note 4(m)).

  During the year ended August 31, 2013, the Company did not abandon any licenses in the area and no write off was taken in this area (year ended August 31, 2012 - $46,544) related to deferred exploration costs associated with licenses the Company does not intend to renew.

  (b) Luhala Project:

  During the year ended August 31, 2013, the Company agreed to abandon 5 licenses in the area and a write-off of $6,983 was taken in this area (year ended August 31, 2012 - $nil).

  (c) Kigosi:

  The Kigosi Project is principally located within the Kigosi Game Reserve controlled area. Through prospecting and mining option agreements, the Company has options to acquire interests in several Kigosi prospecting licenses. The Company has an agreement with Stamico providing Stamico a 15% carried interest in the Kigosi Project.

  The Kigosi Mining Licence application with an area of 9.91 sq km was officially lodged with the Ministry of Energy and Minerals (MEM) on 4th March 2013 after some amendments as required by the Ministry. The Kigosi Mining License application was given a number and sent to the Minister for signature. The application covers parts of two licences and the licences will cease after the grant of the Mining Licence. Company management, together with Ministry officials will be attending the Kigosi Mining Licence signing ceremony where the Kigosi Project will be officially handed over to the Company. Subsequent to the period end the official signing ceremony took place and the Kigosi Mining Licence has been signed by the respective Ministries.

  During the year ended August 31, 2013, the Company abandoned 10 licenses not considered core to the main targeted mining area therefore a write off $469,940 was taken for these licenses related to the property (year ended August 31, 2012 - $nil).

  (d) Lunguya:

  During the year ended August 31, 2013, the Company abandoned 8 licenses not considered core properties in the area and a write-off of $103,636 was taken in this area (year ended August 31, 2012 -$nil).

  Tanzanian Royalty Exploration Corporation

  Notes to the Consolidated Financial Statements

  For the Years Ended August 31, 2013 and 2012

4.	Mineral Properties (continued)

(e) Kanagele:

  During the year ended August 31, 2013, the Company agreed to abandon 5 licenses in the area and a write-off of $892,727 was taken for this property (year ended August 31, 2012 - $297,588), as the Company is focusing its exploration efforts on other projects at this time, however, the Company may consider future exploration development on the license.

  (f) Tulawaka:

  The Company owns or has options to acquire interests ranging from 65% to 90% in the licenses through prospecting and option agreements. Three licenses in the Tulawaka area were subject to an option agreement with MDN Inc. (MDN) (note 4(n)).

  During the year ended August 31, 2013, the Company agreed to abandon 5 licenses in the area and a write-off of $405,688 was taken for this property (year ended August 31, 2012 - $331,402), as the Company is focusing its exploration efforts on other projects at this time, however, the Company may consider future exploration development on the license.

  (g) Ushirombo:

  During the year ended August 31, 2013, the Company agreed to abandon 4 licenses in the area and a write-off of $38,531 was taken for this property (year ended August 31, 2012 - $266,379), as the Company is focusing its exploration efforts on other projects at this time, however, the Company may consider future exploration development on the license.

  (h) Mbogwe:

  During the year ended August 31, 2013, the Company did not abandon any licenses in the area and a write-off of $84,853 was taken for this property (year ended August 31, 2012 - $13,019), as the Company is focusing its exploration efforts on other projects at this time, however, the Company may consider future exploration development on the license.

  (i) Biharamulo:

  Five Biharamulo licenses were subject to the option agreement with MDN (note 4(n)).

  During the year ended August 31, 2013, the Company agreed to abandon 4 licenses in the area and a write-off of $16,906 was taken for this property (year ended August 31, 2012 - $129,290), The Company is focusing its exploration efforts on other projects at this time, however, the Company may consider future exploration development on the license.

  Tanzanian Royalty Exploration Corporation

  Notes to the Consolidated Financial Statements

  For the Years Ended August 31, 2013 and 2012

4.	Mineral Properties (continued)

(j)	Buckreef Gold Project:

  On December 21, 2010, the Company announced it was the successful bidder for the Buckreef Gold Mine Re-development Project in northern Tanzania (the Buckreef Project). Pursuant to the terms of the heads of agreement dated December 16, 2010, the Company paid USD $3,000,000 to Stamico in consideration of the transaction. On October 25, 2011, a Definitive Joint Venture Agreement was entered into with Stamico for the development of the Buckreef Gold Project. Through its wholly-owned subsidiary, Tanzania American International Development Corporation 2000 Limited (Tanzam), the Company holds a 55% interest in the joint venture company, Buckreef Gold Company Limited, with Stamico holding the remaining 45%. The comparative statement of financial position has been adjusted to reflect an immaterial adjustment relating to recording NCI in respect of Stamico's 45% interest.

  The Company has 100% control over all aspects of the joint venture company. In accordance with the joint venture agreement, the Company has to arrange financing, incur expenditure, make all decisions and operate the mine in the future. The Company's obligations and commitments include completing a preliminary economic assessment, feasibility study and mine development. Stamico's involvement is to contribute the licences and rights to the property and received a 45% interest in Buckreef Gold Company Limited.

  The joint venture agreement contains an obligation clause regarding the commissioning date for the plant. If the property has not been brought into production by May 31, 2014, the Company shall be entitled to extend the date for one additional year:

i)	for the extension year, on payment to Stamico of US$500,000;
ii)	for the second extension year, on payment to Stamico of US$625,000; and
iii)	for each subsequent extension year, on payment to Stamico of US$750,000.

  The Company has recognized a non-controlling interest (NCI) in respect of Stamico's 45% interest on the Consolidated Financial Statements based on the initial payment by the Company to Stamico and will be adjusted based on annual exploration and related expenditures. Stamico has a free carried interest and does not contribute to exploration expenses.

  There is supervisory board made up of 4 directors of Tanzam and 3 of Stamico who will be updated with periodic reports and review major decisions. Amounts paid to Stamico and subsequent expenditure on the property were capitalized under Mineral Properties and reported under Buckreef Gold Company Limited.

  (k) Kabanga:

  The Kabanga Project is located in northwestern Tanzania, south of Lake Victoria and near the Burundi border within the Mesoproterozoic Karagwe-Ankolean sequence within the Kibaran Fold Belt of NW Tanzania.

  The Company is engaged in the exploration and development of the Kagera Nickel project, adjacent to the Barrick/Xstrata Kabanga Nickel Project within the Kabanga-Musongati mafic-ultramafic belt, which contains Ni sulphide ores at Kabanga deposit and reef-type PGE concentrations at Musongati.

  During the year ended August 31, 2013, the company abandoned 6 licenses not considered core and a write off of $147,429 was taken (year ended August 31, 2012 $nil).

  Northwestern Basemetals Company Limited, a new company 75% owned by the Company, 15% owned by Stamico and 10% owned by Songshan Mining Company was formed to explore the Kabanga nickel, cobalt and platinum group metals belt in Tanzania. Stamico has a carried interest on the Company and Songshan has a carried interest.

  Tanzanian Royalty Exploration Corporation

  Notes to the Consolidated Financial Statements

  For the Years Ended August 31, 2013 and 2012

  4. Mineral Properties (continued) (l) Other properties:

  The Company has options to acquire interests in their other properties. To maintain these options and licenses, the Company made the following payment:

USD$
2013	19,000

  During the year ended August 31, 2013, the Company did not abandon any licenses in the area but recorded a write-off of $28,214 (year ended August 31, 2012 - $209,747) of costs related to the abandoned area located within the other properties category.

  (m) Option Agreement with BEAL (now ABG Exploration Limited ("ABG"):

  BEAL had the option to acquire the total rights, titles, and interests of the Company in prospecting licenses in various properties, herein called the BEAL project. In exchange for this option, BEAL paid USD$100 to the Company. To maintain and exercise the option, BEAL was required to incur USD$250,000 in exploration and development costs on the BEAL project within a year of closing the agreement (completed), and thereafter, BEAL must expend USD$50,000 each year for each retained prospecting license. In addition, BEAL must make USD$40,000 annual payments to the Company for each retained prospecting licenses in December 2006 and subsequent years.

  In prior years, the Company received from BEAL notices of relinquishment for all rights, titles and interests in prospecting licenses included in the Option Agreement, and on April 18, 2013, ABG advised that they were returning the last remaining prospecting licence optioned under the BEAL Option Agreement.

  (n) Option Agreement with MDN:

  On January 20, 2003, as amended on March 18, 2003 and January 9, 2007, the Company entered into an agreement with MDN granting MDN the exclusive option to acquire the total rights, titles, and interests of the Company in certain prospecting licenses. The prospecting licenses under option to MDN are located at Biharamulo and Tulawaka.

  In January 2013 MDN advised the Company that they were unable to fulfill the terms of the option agreement between the Company and MDN and the option agreement has been terminated. The Company is focusing its exploration efforts on other projects at this time, however, the Company may consider future exploration development on these licenses.

				Tanzanian Royalty Exploration Corporation
			Notes to the Consolidated Financial Statements
				For the Years Ended August 31, 2013 and 2012

5	.	Property, plant and equipment

			Drilling		Computer	Machinery and	Leasehold
			equipment	Automotive	Equipment	equipment	improvements	Total
		Cost
		As at September 1, 2011	464,487	302,640	157,892	1,507,349	4,469	2,436,837
		Additions	-	-	12,372	40,582	89,329	142,283
		Disposals	-	-	(78,619)	(20,778)	(4,469)	(103,866)
		As at August 31, 2012	$464,487	$302,640	$91,645	$1,527,153	$89,329	$2,475,254
		Additions	-	-	26,122	13,076	10,999	50,197
		As at August 31, 2013	$464,487	$302,640	$117,767	$1,540,229	$100,328	$2,525,451
		Accumulated depreciation
		As at September 1, 2011	217,630	124,895	106,345	536,468	4,469	989,807
		Depreciation expense	14,509	49,606	22,645	274,977	17,866	379,603
		Removed on disposal of asset	-	-	(78,619)	(20,778)	(4,469)	(103,866)
		As at August 31, 2012	$232,139	$174,501	$50,371	$790,667	$17,866	$1,265,544
		Depreciation expense	15,490	35,160	22,695	199,415	15,759	288,519
		As at August 31, 2013	$247,629	$209,661	$73,066	$990,082	$33,625	$1,554,063
		Net book value
		As at September 1, 2011	$246,857	$177,745	$51,547	$970,881	$-	$1,447,030
		As at August 31, 2012	$232,348	$128,139	$41,274	$736,486	$71,463	$1,209,710
		As at August 31, 2013	$216,858	$92,979	$44,701	$550,147	$66,703	$971,388

  Tanzanian Royalty Exploration Corporation

  Notes to the Consolidated Financial Statements

  For the Years Ended August 31, 2013 and 2012

6.	Convertible Debt

(i)	August 31, 2013:

		August	September	October	Total
		2010	2010	2010

	Gross proceeds at inception	$1,000,000	$1,000,000	$1,060,000	$3,060,000
	Fair value of liability portion	965,375	965,375	1,023,297	2,954,047
	Fair value of equity portion	34,625	34,625	36,703	105,953

	Liability portion of convertible debt:
	Initial fair value of debt component	$965,375	$965,375	$1,023,297	$2,954,047
	Issuance costs	(111,160)	(3,359)	(22,383)	(136,902)
	Accretion expense	101,523	87,606	147,937	337,066
	Interest paid	(36,164)	(63,288)	(63,630)	(163,082)
	Conversion into common shares	(919,574)	(986,334)	-	(1,905,908)

	Closing balance of liability portion (current)	$-	$-	$1,085,221	$1,085,221

	Equity portion of convertible debt:
	Opening balance	$-	$-	$-	$-
	Initial fair value of equity component	34,625	34,625	36,703	105,953
	Issuance costs	(3,987)	(120)	(804)	(4,911)
	Conversion into common shares	(30,638)	(34,505)	-	(65,143)

	Closing balance of equity portion	$-	$-	$35,899	$35,899

(ii)	August 31, 2012:

		August	September	October	Total
		2010	2010	2010

	Gross proceeds at inception	$1,000,000	$1,000,000	$1,060,000	$3,060,000
	Fair value of liability portion	965,375	965,375	1,023,297	2,954,047
	Fair value of equity portion	34,625	34,625	36,703	105,953

	Liability portion of convertible debt:
	Initial fair value of debt component	$965,375	$965,375	$1,023,297	$2,954,047
	Issuance costs	(111,160)	(3,359)	(22,383)	(136,902)
	Accretion expense	101,523	82,065	90,091	273,679
	Interest paid	(36,164)	(30,000)	(31,800)	(97,964)
	Conversion into common shares	(919,574)	-	-	(919,574)
	Closing balance of liability portion	$-	$1,014,081	$1,059,205	$2,073,286

	Equity portion of convertible debt:
	Opening balance	$-	$-	$-	$-
	Initial fair value of equity component	34,625	34,625	36,703	105,953
	Issuance costs	(3,987)	(120)	(804)	(4,911)
	Conversion into common shares	(30,638)	-	-	(30,638)
	Closing balance of equity portion	$-	$34,505	$35,899	$70,404

  Tanzanian Royalty Exploration Corporation

  Notes to the Consolidated Financial Statements

  For the Years Ended August 31, 2013 and 2012

  6. Convertible Debt (continued)

  On August 17, 2010, the Company issued a three-year convertible promissory note to an arm's length third party, in the principal amount of $1,000,000 bearing interest at 3% and convertible into 255,484 common shares at a price of $4.286 per share. The agreement charged finance and commitment fees of $95,000 which was paid by issuing 22,166 common shares. In September 2011, the loan was converted into 233,318 shares (see note 8).

  On September 23, 2010 the Company completed a private placement with an arm's length third party consisting of a three-year convertible promissory note in the principal amount of $1,000,000 bearing interest at 3% and convertible into 221,337 common shares at the price of $4.518 per share. The Company received notice to convert the Promissory Note in the principal amount of $1,000,000 and 221,337 shares were issued on October 17, 2012 (see note 8).

  On October 4, 2010 the Company completed a private placement with arm's length third parties consisting of three-year convertible promissory notes in the aggregate principal amount of $1,060,000 bearing interest at 3% and convertible into 204,772 common shares at the price of $5.1765 per share. Subsequent to year end, the notes were repaid (see note 23).

  Each of the convertible debentures includes a conversion feature. The Company determined a fair value of the financial liability by obtaining independent bank rates of 4.25% for the August, September and October 2010 debt, assuming a three-year expected life and assigned the residual value of all debts to the equity conversion feature in the amount of $105,953. Total transaction costs for all debt agreements were $141,813 of which $4,911 was allocated to the equity component, which aggregated to $35,899 at August 31, 2013 (August 31, 2012 - $70,404) and is included in share based payment reserve in shareholders' equity.

  7. Other financial assets

  Other financial assets are comprised of shares of publicly traded companies. As at August 31, 2013, these investments have been measured at their fair value of $5,250 (August 31, 2012 - $17,850). The impact to the consolidated financial statements of this revaluation to market value for the year ended August 31, 2013 resulted in a $12,600 loss (2012 - $11,550 loss) as market values of these securities decreased (2012 - decreased) in the year.

  Tanzanian Royalty Exploration Corporation

  Notes to the Consolidated Financial Statements

  For the Years Ended August 31, 2013 and 2012

  8. Capital Stock

  Share Capital

  The Company's Restated Articles of Incorporation authorize the Company to issue an unlimited number of common shares. On November 23, 2011, the Board resolved that the Company authorize for issuance up to a maximum of 115,000,000 common shares, subject to further resolutions of the Company's board of directors.

	Number	Amount ($)
Balance on September 1, 2011	99,758,753	109,935,253
Issued on conversion of convertible debt	233,318	950,213
Issued for services	35,000	115,834
Issued pursuant to Restricted Share Unit Plan	182,866	1,024,793
Compensation warrants exercised	250,000	1,000,000
Reserve transferred on exercise of compensation warrants	-	450,765
Balance at August 31, 2012	100,459,937	$113,476,858
Issued on conversion of convertible debt	221,337	986,334
Issued pursuant to Restricted Share Unit Plan	241,308	1,151,010
Balance at August 31, 2013	100,922,582	$115,614,202

Activity during the year ended August 31, 2012:

  On September 23, 2011, pursuant to the private placement completed on August 17, 2010, the Company received notice from an arm's length third party to convert its Promissory Note in the principal amount of $1,000,000 bearing interest at 3% and convertible into 233,318 common shares at a price of $4.286 per share, and 233,318 shares were issued on September 23, 2011.

  On January 25, 2012 the Company issued 25,000 common shares common shares at a price of $2.619 per share respectively to an arm's length third party in satisfaction of finder's services provided to the Company in connection with a previous transaction. On April 23, 2012 the Company issued 10,000 common shares at a price of $5.036 to an arm's length third party for investor relations services.

  Activity during the year ended August 31, 2013:

  On October 17, 2012, pursuant to the private placement completed on September 23, 2010, the Company received notice from an arm's length third party to convert its Promissory Note in the principal amount of $1,000,000 bearing interest at 3% and convertible into 221,337 common shares at a price of $4.518 per share, and 221,337 shares were issued on October 17, 2012.

  Tanzanian Royalty Exploration Corporation

  Notes to the Consolidated Financial Statements

  For the Years Ended August 31, 2013 and 2012

  8. Capital Stock (continued)

  Warrant issuances:

  There were no warrant issuances during the year ended August 31, 2013 or the year ended August 31, 2012.

  Warrants outstanding:

  At August 31, 2013, the following warrants and compensation options were outstanding:

	Number of
	Warrants		Exercise price	Expiry date
Private placement
November 5, 2010	125,000	*	USD$4.00	October 20, 2013**
Equity financing
August 12, 2011	5,263,158	*	USD$4.00	August 12, 2014
Equity financing
compensation options
August 12, 2011	118,421		USD$4.00	August 12, 2014
Balance,
August 31, 2013	5,506,579		-	-

  * warrants classified under Warrant Liability ** expired unexercised subsequent to year end

  Effective December 7, 2011 the exercise price of 5,263,158 common share purchase warrants was reduced from USD$6.25 to USD$4.00 and the term of the warrants was extended one year to expire August 12, 2014. In addition, if the weighted average trading price of the common shares increases to USD$6.50 after March 11, 2012, the Company will be entitled to require that the holders exercise the warrants, failing which the warrants will terminate. 368,421 compensation warrants issued under the prospectus financing have been amended in the same manner and re-priced from USD$5.91 to USD$4.00. The 5,263,158 warrants are accounted for and included in the calculation of the warrant liability. The compensation warrants continue to be classified as an equity instrument under warrants reserve and the increase in value of $183,000 from the modification of the warrants was recorded in the statement of loss and comprehensive loss for the year ended August 31, 2012.

  Tanzanian Royalty Exploration Corporation

  Notes to the Consolidated Financial Statements

  For the Years Ended August 31, 2013 and 2012

  8. Capital Stock (continued)

  Warrant liability:

  Foreign currency denominated warrants (not including compensation warrants), are considered a derivative as they are not indexed solely to the entity's own stock. The Company's functional currency is the Canadian dollar as such the warrants whose exercise price is denominated in US dollars have been recorded under liabilities and carried at fair value as determined by the Black-Scholes option pricing model, with changes in fair values recorded as gains or losses in the statements of comprehensive loss.

  The table below shows the activity for warrant liability for the year ended August 31, 2013 and the year ended August 31, 2012:

Year ended	August 31, 2013	August	31, 2012
Balance at beginning of year	$8,114,000		$5,711,250
(Decrease) Increase in value of warrant liability	(4,590,000)		2,321,921
Transfer of warrants on re-pricing to USD (i)	-		80,829
Balance at end of year	$3,524,000		$8,114,000

Current portion of warrant liability	$3,524,000		$-
Long term portion of warrant liability	$-		$8,114,000

  During the year ended August 31, 2013, the value of the warrants decreased to $3,524,000 from the balance at August 31, 2012 of $8,114,000, as a result of changes in fair value of warrants during the year. The assumptions in valuing the warrants at August 31, 2013 included an expected volatility of 64-83% (August 31, 2012 - 58%-71%), a US risk free interest rate of 0.03% to 0.13% (August 31, 2012 - 1.16%) and an expected life ranging from 2 to 12 months (August 31, 2012 - one to two years). The decrease in value of $4,590,000 (2012 - $2,321,921 increase) has been recorded as a gain (2012 - loss) in the statement of comprehensive loss.

(i)	Effective January 25, 2012 the exercise price of 125,000 common share purchase warrants was reduced from CDN $7.309 to USD$4.00, and the term of the warrants was extended one year to expire October 20, 2013. In addition, if the weighted average trading price of the common shares increases to USD$6.50 after April 12, 2012, the Company will be entitled to require that the holders exercise the warrants, failing which the warrants will terminate. The warrants are held by an arm's length investor. The result of the modification resulted in the new foreign currency denominated warrants being considered a derivative as they are not indexed solely to the entity's own stock. The warrants were transferred from reserve for warrants to liabilities and were accounted for and included in the calculation of the warrant liability and consequently reclassified $80,829 from warrants reserve to warrant liability.

  Tanzanian Royalty Exploration Corporation

  Notes to the Consolidated Financial Statements

  For the Years Ended August 31, 2013 and 2012

  8. Capital Stock (continued)

  Compensation options:

  Employee stock ownership plan:

  On May 1, 2003, the Company established a non-leveraged employee stock ownership plan (ESOP) for all eligible employees, consultants, and directors. The Company matches 100 percent of participants' contributions up to 5 percent of the participants' salaries and 50 percent of participants' contributions between 6 percent and 30 percent of the participants' salaries. All contributions vest immediately. ESOP compensation expense for the year ended August 31, 2013 was $58,864 (2012 - $70,859) and is included in salaries and benefits expense.

  Restricted share units:

  The Restricted Stock Unit Plan (RSU Plan) is intended to enhance the Company's and its affiliates' abilities to attract and retain highly qualified officers, directors, key employees and other persons, and to motivate such officers, directors, key employees and other persons to serve the Company and its affiliates and to expend maximum effort to improve the business results and earnings of the Company, by providing to such persons an opportunity to acquire or increase a direct proprietary interest in the operations and future success of the Company. To this end, the RSU Plan provides for the grant of restricted stock units (RSUs). Each RSU represents an entitlement to one common share of the Company, upon vesting. As of November 9, 2012 the Board resolved to suspend 1,500,000 of the 2,500,000 common shares previously authorized for issuance under the RSU Plan, such that a maximum of 1,000,000 shares shall be authorized for issuance under the RSU Plan, until such suspension may be lifted or further amended. RSU awards may, but need not, be subject to performance incentives to reward attainment of annual or long-term performance goals in accordance with the terms of the RSU Plan. Any such performance goals are specified in the award agreement.

  The Board of Directors implemented the RSU Plan under which officers, directors, employees and others are compensated for their services to the Company. Annual compensation for outside directors is $68,750 per year, plus $6,875 per year for serving on Committees, plus $3,437 per year for serving as Chair of a Committee. On April 11, 2012 the board approved that at the election of each individual director, up to one half of the annual compensation may be received in cash, paid quarterly. The remainder of the director's annual compensation (at least one half, and up to 100%) will be awarded as RSUs in accordance with the terms of the RSU Plan and shall vest within a minimum of one (1) year and a maximum of three (3) years, at the election of the director, subject to the conditions of the RSU Plan with respect to earlier vesting. In 2012 outside directors had the option to elect to receive 100% of their compensation in RSUs. If 100% compensation in RSUs is elected, the compensation on which the number of RSUs granted in excess of the required one half shall be increased by 20%.

  The Company uses the fair value method to recognize the obligation and compensation expense associated with the RSU's. The fair value of RSU's issued is determined on the grant date based on the market price of the common shares on the grant date multiplied by the number of RSUs granted. The fair value is expensed over the vesting term. Upon redemption of the RSU the carrying amount is recorded as an increase in common share capital and a reduction in the share based payment reserve.

  The Company has a RSU Plan which allows the Company to issue RSU's which are redeemable for the issue of common shares at prevailing market prices on the date of the RSU grant. The aggregate number of RSU's outstanding is limited to a maximum of ten percent of the outstanding common shares. The Company has granted RSU's to officers and key employees.

  Of the 1,000,000 shares authorized for issuance under the Plan, 873,361 shares have been issued as at August 31, 2013.

  Tanzanian Royalty Exploration Corporation

  Notes to the Consolidated Financial Statements

  For the Years Ended August 31, 2013 and 2012

  8. Capital Stock (continued)

  Total share-based compensation expense related to the issue of RSUs was $1,353,967 for the year ended August 31, 2013 (2012 - $1,283,750).

The following table summarizes changes in the number of RSU's outstanding:

				Weighted average
				fair value at issue
		Number of RSU's		date
		Balance, September 1, 2011	440,932	$ 5.55
		Granted	296,926	$ 4.83
		Redeemed for common shares	(182,866)	$ 5.60
		Forfeited - unvested	(108,745)	$ 5.39
		Balance, August 31, 2012	446,247	$ 5.09
		Granted	416,639	$ 3.52
		Redeemed for common shares	(241,308)	$ 4.77
		Balance, August 31, 2013	621,578	$ 4.16

9	.	Reserve for warrants

				August 31,	August 31,
		Year ended		2013	2012
		Balance at beginning of year		$870,037	$1,353,990
		Transfer of warrants to warrant liability		-	(216,188)
		Modification of warrants		-	183,000
		Transfer on exercise of compensation warrants		-	(450,765)
		Balance at end of year		$870,037	$870,037

10	.	Reserve for share based payments

				August 31,	August 31,
		Year ended		2013	2012
		Balance at beginning of year		$670,779	$706,988
		Shares issued pursuant to RSU plan		(1,151,010)	(1,024,793)
		Issued on conversion of convertible debt		-	(30,638)
		RSU shares forfeited		-	(264,528)
		Share based compensation		1,353,967	1,283,750
		Balance at end of year		$873,736	$670,779

  Tanzanian Royalty Exploration Corporation

  Notes to the Consolidated Financial Statements

  For the Years Ended August 31, 2013 and 2012

  11. Related party transactions and key management compensation

  Related parties include the Board of Directors and officers, close family members and enterprises that are controlled by these individuals as well as certain consultants performing similar functions.

  Related party transactions conducted in the normal course of operations are measured at the exchange value (the amount established and agreed to by the related parties).

  (a) Tanzanian Royalty Exploration Corporation entered into the following transactions with related parties:

Year ended August 31,	Notes	2013	2012
Legal services	(i)	$269,880	$ 553,949
Director compensation	(ii)	$375,342	$ 365,049
Rent	(iii)	$21,364	$ 8,886
Technical Committee	(iv)	$55,709	$ 130,160
Rent	(v)	$23,750	$nil

  (i) The Company engages a legal firm for professional services in which one of the Company's directors is a partner. During the year ended August 31, 2013, the legal expense charged by the firm was $269,880

  (2012 - $553,949), of which $13,143 remains payable at August 31, 2013 (2012 - $140,245).

  (ii) During the year ended August 31, 2013, $375,342 (2012 - $365,049) was paid or payable by the Company to directors for serving on the Board and/or related Committees.

  (iii) During the year ended August 31, 2013, $21,364 (2012 - $8,886) was paid to a company associated with the Company's Chairman and COO and his spouse for office rental.

  (iv) During the year ended August 31, 2013, $55,709 (2012 - $130,160) was paid or payable by the Company to directors as incremental fees for serving on the Company's Technical Committee.

  (v) During the year ended August 31, 2013, $23,750 (2012 - $nil) was paid to a company associated with the Company's CFO for office rental.

  At August 31, 2013, the Company has a receivable of $nil (2012 - $22,977) from an organization associated with the Company's President and CEO.

  (b) Remuneration of Directors and key management personnel (being the Company's Chief Executive Officer, Chief Financial Officer and Chief Operating Officer), other than consulting fees, of the Company was as follows:

Year ended August 31,		2013		2012
	Salaries	Share	Salaries	Share
	and	based	and	based payments
	benefits (1)	payments (2), (3)	benefits (1)	(2),	(3)
Management	$508,217	$654,412	$377,230	$617,449
Directors	166,770	208,572	75,601	289,448
Total	$674,987	$862,984	$452,831	$906,897

  (1) Salaries and benefits include director fees. The board of directors do not have employment or service contracts with the Company. Directors are entitled to director fees and RSU's for their services and officers are entitled to cash remuneration and RSU's for their services.

  (2) Compensation shares may carry restrictive legends.

  (3) All RSU share based compensation is based on the accounting expense recorded in the year.

  Tanzanian Royalty Exploration Corporation

  Notes to the Consolidated Financial Statements

  For the Years Ended August 31, 2013 and 2012

  12. Management of Capital

  The Company's objective when managing capital is to obtain adequate levels of funding to support its exploration activities, to obtain corporate and administrative functions necessary to support organizational functioning and obtain sufficient funding to further the identification and development of precious metals deposits.

  The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, in order to support the acquisition, exploration and development of mineral properties. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company's management to sustain future development of the business. The Company defines capital to include its shareholders' equity. In order to carry out the planned exploration and pay for administrative costs, the Company will spend its existing working capital and raise additional amounts as needed. The Company will continue to assess new properties and seek to acquire an interest in additional properties if it feels there is sufficient geologic or economic potential and if it has adequate financial resources to do so. Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. There were no changes in the Company's approach to capital management during the year ended August 31, 2013. The Company is not subject to externally imposed capital requirements.

  The Company considers its capital to be shareholders' equity, which is comprised of share capital, reserves, and deficit, which as at August 31, 2013 totaled $50,240,712 (August 31, 2012 - $50,919,401).

  The Company raises capital, as necessary, to meet its needs and take advantage of perceived opportunities and, therefore, does not have a numeric target for its capital structure. Funds are primarily secured through equity capital raised by way of private placements. There can be no assurance that the Company will be able to continue raising equity capital in this manner.

  Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

  The Company invests all capital that is surplus to its immediate operational needs in short term, liquid and highly rated financial instruments, such as cash, and short term guarantee deposits, all held with major Canadian financial institutions and Canadian treasury deposits.

  13. Financial Instruments

  Fair Value of Financial Instruments

  The Company designated its other financial assets and warrant liability as FVTPL, which are measured at fair value. Fair value of other financial assets is determined based on quoted market prices and is categorized as Level 1 measurement. Fair value of warrant liability is categorized as Level 3 measurement as it is calculated based on unobservable market inputs. Trade and other receivables and cash and cash equivalents are classified as loans and receivables, which are measured at amortized cost. Trade and other payables and convertible debt are classified as other financial liabilities, which are measured at amortized cost. Fair value of trade and other payables and convertible debt are determined from transaction values that are not based on observable market data.

  The carrying value of the Company's cash and cash equivalents, trade and other receivables, trade and other payables approximate their fair value due to the relatively short term nature of these instruments.

  The Company's convertible debt fair value is based on market interest rate. As at August 31, 2013, and August 31, 2012 the fair value of the convertible debt agreements did not differ materially from their carrying value, due to the short time to maturity.

  Tanzanian Royalty Exploration Corporation

  Notes to the Consolidated Financial Statements

  For the Years Ended August 31, 2013 and 2012

  13. Financial Instruments (continued)

  Fair value estimates are made at a specific point in time, based on relevant market information and information about financial instruments. These estimates are subject to and involve uncertainties and matters of significant judgment, therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

  A summary of the Company's risk exposures as they relate to financial instruments are reflected below:

  Credit Risk

  Credit risk is the risk of an unexpected loss if a third party to a financial instrument fails to meet its contractual obligations. The Company is subject to credit risk on the cash balances at the bank, its short-term bank investments and accounts and other receivables and the carrying value of those accounts represent the Company's maximum exposure to credit risk. The Company's cash and cash equivalents and short-term bank investments are with Schedule 1 banks or equivalents. The accounts and other receivables consist of GST/HST and VAT receivable from the various government agencies and amounts due from related parties. The Company has not recorded an impairment or allowance for credit risk as at August 31, 2013, or August 31, 2012.

  Interest Rate Risk

  Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rate. The Company's bank accounts earn interest income at variable rates. The Company's future interest income is exposed to changes in short-term rates. As at August 31, 2013, a 1% increase/decrease in interest rates would decrease/increase net loss for the year by approximately $107,000 (2012 - $200,000).

  Liquidity Risk

  The Company's approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at August 31, 2013, the Company had current assets of $11,289,745 (August 31, 2012 - $20,483,824) and current liabilities of $5,873,641 (August 31, 2012 - $2,318,393), including warrant liability or $2,349,641 (August 31, 2012 - $2,318,393) excluding warrant liability. All of the Company's trade payables and receivables have contractual maturities of less than 90 days and are subject to normal trade terms. Current working capital of the Company is $5,416,104 (August 31, 2012 - $18,165,431) including warrant liability or a working capital of $8,940,104 (August 31, 2012 - $18,165,431) excluding warrant liability.

  Foreign Currency Risk

  The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates. The Company has offices in Canada, USA, and Tanzania, but holds cash mainly in Canadian and United States currencies. A significant change in the currency exchange rates between the Canadian dollar relative to US dollar and Tanzanian shillings could have an effect on the Company's results of operations, financial position, or cash flows. At August 31, 2013, the Company had no hedging agreements in place with respect to foreign exchange rates. As a majority of the funds of the Company are held in Canadian currencies, the foreign currency risk associated with US dollar and Tanzanian Shilling financial instruments is not considered significant at August 31, 2013.

Tanzanian Royalty Exploration Corporation
Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2013 and 2012

14. Prepaid expenses

	August 31, 2013	August 31, 2012

Insurance	$47,159	$41,525
Listing fees	30,411	23,806
Other	3,191	22,345
Total prepaid expenses	$80,761	$87,676

15. Other receivables

  The Company's other receivables arise from two main sources: receivables due from related parties and harmonized services tax ("HST") and value added tax ("VAT") receivable from government taxation authorities. These are broken down as follows:

	August 31, 2013	August 31, 2012
Receivable from related parties	$811	$23,315
HST and VAT Receivable	510,062	38,824
Other	1,496	9,086
Total Trade and Other Receivables	$512,369	$71,225

Below is an aged analysis of the Company's other receivables:
	August 31, 2013	August 31, 2012
Less than 1 month	$499,537	$4,034
1 to 3 months	12,832	64,016
Over 3 months	-	3,175
Total Other Receivables	$512,369	$71,225

  At August 31, 2013, the Company anticipates full recovery of these amounts and therefore no impairment has been recorded against these receivables. The credit risk on the receivables has been further discussed in Note 13.

  The Company holds no collateral for any receivable amounts outstanding as at August 31, 2013.

  Tanzanian Royalty Exploration Corporation

  Notes to the Consolidated Financial Statements

  For the Years Ended August 31, 2013 and 2012

  16. Trade, other payables and accrued liabilities

  Trade and other payables of the Company are principally comprised of amounts outstanding for trade purchases relating to exploration activities and payroll liabilities. The usual credit period taken for trade purchases is between 30 to 90 days.

The following is an aged analysis of the trade, other payables and accrued liabilities:

	August 31, 2013	August 31, 2012

Less than 1 month	$1,186,377	$921,893
1 to 3 months	51,315	1,378,486
Over 3 months	26,728	18,014
Total Trade, Other Payables and Accrued Liabilities	$1,264,420	$2,318,393

  17. Inventory

  Inventory consists of supplies for the Company's drilling rig and fuel to be consumed during the course of exploration development and operations. Cost represents the delivered price of the item. The following is a breakdown of items in inventory:

	August 31, 2013	August 31, 2012

Replacement parts for drill	$-	$186,296
Other	11,849	62,099
Total Inventory	$11,849	$248,395

18. Cash and cash equivalents

  As at August 31, 2013, cash and cash equivalents total $10,679,516 (August 31, 2012 - $20,058,678), consisting of cash on deposit with banks in general minimum interest bearing accounts totalling $329,659 (August 31, 2012 - $2,027,295), and Government investment certificates and treasury bills consisting of interest-generating money-market accounts of $10,349,857 (August 31, 2012 - $18,031,383). The interest-generating government investment certificate is cashable at any time and the Company expects to convert this into cash on an as needed basis.

  19. Segmented information

  Operating Segments

  At August 31, 2013 the Company's operations comprise a single reporting operating segment engaged in mineral exploration in Tanzania. The Company's corporate division only earns interest revenue that is considered incidental to the activities of the Company and therefore does not meet the definition of an operating segment as defined in IFRS 8 'Operating Segments'. As the operations comprise a single reporting segment, amounts disclosed in the consolidated financial statements also represent operating segment amounts.

  An operating segment is defined as a component of the Company:

    that engages in business activities from which it may earn revenues and incur expenses;
    whose operating results are reviewed regularly by the entity's chief operating decision maker; and
    for which discrete financial information is available.

  Tanzanian Royalty Exploration Corporation

  Notes to the Consolidated Financial Statements

  For the Years Ended August 31, 2013 and 2012

  19. Segmented information, (continued)

  Geographic Segments

  The Company is in the business of mineral exploration and production in the country of Tanzania.

  Information concerning TREC's geographic locations is as follows:

	Year ended	Year ended
	August 31,	August 31,
	2013	2012
Consolidated net income (loss)
Canada	$1,223,920	$(6,088,262)
Tanzania	(4,449,918)	(2,809,581)
	$(3,225,998)	$(8,897,843)

	As at	As at
	August 31,	August 31,
	2013	2012
Identifiable assets
Canada	$10,748,028	$20,137,766
Tanzania	47,445,312	45,573,309
	$58,193,340	$65,711,075
Non-current assets
Canada	$21,486	$14,470
Tanzania	46,882,109	45,212,781
	$46,903,595	$45,227,251

  20. Commitments

  In addition to the property payments committed to by the Company to maintain options in certain prospecting and mining option agreements (note 4), the Company is committed to rental payments of approximately $13,266 for premises in 2014.

  Tanzanian Royalty Exploration Corporation

  Notes to the Consolidated Financial Statements

  For the Years Ended August 31, 2013 and 2012

  21. Taxes

  The Company's provision for income taxes differs from the amount computed by applying the combined federal and provincial income tax rates to income (loss) before income taxes as a result of the following:

	2013	2012
Combined basic Canadian federal and
provincial statutory income tax rates
including surtaxes	26.0%	25.8%

Statutory income tax rates applied to
accounting income	$(837,000)	$(2,292,000)

Increase (decrease) in provision for income
taxes:
Foreign tax rates different from statutory rate	(259,000)	(120,000)
Permanent differences and other items	487,000	645,000
Benefit of tax losses not recognized	609,000	1,767,000

Provision for income taxes	$-	$-

  The enacted tax rates in Canada of 26.0% (25.8% - 2012) and Tanzania of 30% (30% - 2012) where the company operates are applied in the tax provision calculation. The combined Canadian federal and provincial statutory rate has increased from the prior period due to a scheduled enacted rate increase.

  The following table reflects the Company's deferred income tax assets (liabilities):

  The tax effects of significant temporary differences which would comprise deferred income tax assets and liabilities at August 31, 2013 and 2012 are as follows:

	Mineral	Debt issuance	Total
Deferred Income Tax Liabilities	properties	cost

At August 31, 2012	$(10,348,000)	$(18,000)	$(10,366,000)
Charged to the consolidated statement of
comprehensive loss	(369,000)	(8,000)	(377,000)
At August 31, 2013	$(10,717,000)	$(26,000)	$(10,743,000)

	Mineral	Debt issuance	Total
Deferred Income Tax Assets	properties	cost

At August 31, 2012	$10,348,000	$18,000	$10,366,000
Charged to the consolidated statement of
comprehensive loss	369,000	8,000	377,000
At August 31, 2013	$10,717,000	$26,000	$10,743,000

Net deferred tax assets (liabilities)	$-	$-	$-

  Tanzanian Royalty Exploration Corporation

  Notes to the Consolidated Financial Statements

  For the Years Ended August 31, 2013 and 2012

  21. Taxes (continued)

  The following temporary differences have not been recognized in the Company's consolidated financial statements:

	August 31, 2013	August 31, 2012

Non capital losses	$30,136,000	$27,076,000
Property, plant and equipment	184,000	271,000
Capital losses	127,000	127,000
	$30,447,000	$27,474,000

  At August 31, 2013, the Company has Tanzanian non-capital losses of $13,743,000 (2012 - $12,965,000), that have not been recognized and may be carried forward and applied against Tanzania taxable income of future years. The non-capital loss may be carried forward without limitation.

  At August 31, 2013, the Company has non-capital losses of $16,393,000 (2012 - $14,111,000), that have not been recognized and may be carried forward and applied against Canadian taxable income of future years. The non-capital losses have expiry dates as follows:

2014	$914,000
2015	997,000
2026	1,711,000
2027	1,388,000
2028	1,333,000
2029	1,587,000
2030	1,427,000
2031	2,378,000
2032	2,496,000
2033	2,162,000
$16,393,000

  At August 31, 2013, $nil (2012 - $nil) was recognized as a deferred tax liability for taxes that would be payable as the Company's subsidiaries have a deficit.

  22. Comparative figures

  Certain comparative figures have been reclassified to conform to the current year's presentation.

  23. Subsequent event

  On October 4, 2010 the Company completed a private placement with arm's length third parties consisting of three-year convertible promissory notes in the aggregate amount of $1,060,000 bearing interest at 3% per annum and convertible into 204,772 common shares, if the Holders elected to convert. On September 14, 2013 the promissory notes matured and the Holders elected repayment of the promissory notes in cash. Accordingly $1,060,000 plus interest in the amount of $30,000 was paid on September 16, 2013.